Exhibit 99

FOR IMMEDIATE RELEASE
Monday, June 10, 1996


                  VALUEVISION TO ACQUIRE MONTGOMERY WARD DIRECT
              CATALOG BUSINESS, ADDITIONAL DIRECT MARKETING RIGHTS

           STRUCTURE OF EQUITY AGREEMENT BETWEEN COMPANIES SIMPLIFIED;
                       FUTURE VALUEVISION DILUTION REDUCED


MINNEAPOLIS, MN, June 10, 1996 . . . ValueVision International, Inc. (NASDAQ:VVTV) and Montgomery Ward & Co., Incorporated today announced an expansion and restructuring of their ongoing marketing agreement as well as ValueVision's acquisition of Montgomery Ward Direct, a four-year-old catalog business.

         The direct mail business is expected to add in the range of $50 to $70 million in annualized sales to ValueVision's revenues. Under the non-binding Memorandum of Understanding, ValueVision will significantly simplify its equity structure.

         The transaction is subject to the completion of definitive agreements and due diligence, with consolidation of the Montgomery Ward Direct business in ValueVision's operations expected to begin immediately thereafter.

VALUEVISION/MONTGOMERY WARD PROMOTION PLANS EXPANDED

         ValueVision's sale promotion rights will be expanded beyond the current television home shopping arena to include the full use of the service mark of Montgomery Ward, and its 10-million- plus active credit card file for direct mail catalogs and ancillary promotions. The new agreement also extends to the Lechmere service mark and customer file acquired by Montgomery Ward in 1994, when it purchased the billion sales New England-based electronics and appliance retailer.

         Among the tools available for use by ValueVision in building the Montgomery Ward Direct business will be the use of combination catalog and pre-approved credit offers, and solo and multisolo mailings to third-party lists under the Montgomery Ward Direct name.

         ValueVision will own 100% of Montgomery Ward Direct and will be responsible for all aspects of business. With certain exceptions, the agreement involves no additional royalties or fees for a minimum five years, or for the twelve-year term of the licensing agreement, as long as Montgomery Ward holds at least 5% of ValueVision's outstanding equity.

         ValueVision will be advised in the strategic direction of Montgomery Ward Direct and its related direct marketing business by Domini Mangone, formerly an executive officer of Montgomery Ward & Co., Incorporated. Mr. Mangone currently serves as Chief Executive Officer of Merchant Partners. Merchant Partners will also provide strategic and financial consulting to ValueVision.

AD SUPPORT PROGRAM FINE-TUNED

         The new agreement provides ValueVision's cable affiliates a guaranteed $20 million in a supplemental ad support program over five years from the Montgomery Ward TV ad budget, intended to assist ValueVision's affiliate relations department to build program distribution of its TV home shopping network through participating cable systems.

EQUITY AGREEMENT RESTRUCTURED TO LIMIT DILUTION

         ValueVision will issue to Montgomery Ward warrants to purchase approximately 3.2 million shares of ValueVision common stock at an exercise price of $0.01 per share. The new warrants will replace the approximately 18,000,000 unvested warrants from an earlier grant of 25,000,000 ValueVision warrants exercisable at prices ranging from $7.00 - $17.00 The transaction involves no cash, although ValueVision will receive Montgomery Ward Direct's assets, including cash and inventories, and will assume certain liabilities.

         The earlier warrant program had been subject to certain vesting conditions and termination rights which do not apply to the replacement grant. Under the new agreements, Montgomery Ward's potential ownership of ValueVision, on a fully diluted basis following the exercise of all warrants, would be 26%.

         "We're pleased to have earned the support of Montgomery Ward as we establish Montgomery Ward Direct as the first component of ValueVision's direct marketing operations," said Robert L. Johander, Chairman and CEO of ValueVision International, Inc. "This new division offers tremendous growth opportunities and proven synergies with our current television home shopping operations."

         "The infrastructure requirements to efficiently operate the Montgomery Ward Direct business are an ideal fit with the systems we've built for ValueVision. Moreover, we're delighted that Montgomery Ward Direct comes with a staff of intensely loyal and knowledgeable people who can make ValueVision's entry into the direct mail and related print merchandising business a solid growth vehicle," concluded Johander.

         "Montgomery Ward Direct has had significant growth under our joint venture with Fingerhut," said Bernard F. Brennan, Chairman and CEO of Montgomery Ward & Co. "However, this new agreement provides us the opportunity to combine the synergistic strengths of Montgomery Ward Direct with those of ValueVision."

         ValueVision International, Inc. is the third largest television home shopping retailer in the United States. The company's 24-hour per day programming is currently available to approximately 13.6 million cable homes. Approximately 7.4 million cable homes receive ValueVision's programming on a full-time basis.

         For additional information on ValueVision, International, Inc. by FAX, No cost, Dial 1-800- PRO-INFO, code #158.